ALLTEL CORPORATION

One Allied Drive, Little Rock, Arkansas 72202

June 22, 2005

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    ALLTEL Corporation

          Form S-4, as amended

          File No. 333-123596

Ladies and Gentlemen:

The undersigned respectively requests that the effective date of the above-referenced Registration Statement be accelerated to 1:00 p.m. Central Daylight Time on June 23, 2005, or as soon thereafter as practicable.

Alltel Corporation (the "Company") hereby acknowledges that:

  Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alltel Corporation

By:        /s/ Francis X. Frantz

Name:   Francis X. Frantz

Title:     Executive Vice President

              and Secretary